UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 001-34987

CUSIP Number: 526353107

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Lentuo International Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Building D, 2/F, 56 East 4th Ring South Road, Chaoyang District
Address of Principal Executive Office (Street and Number)

Beijing 100023, China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lentuo International Inc. (the “Registrant”) respectfully notifies the Securities and Exchange Commission that it was unable to complete its Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Annual Report”) in a timely manner without unreasonable effort or expense.  In particular, the Registrant is in the process of closing a transaction in connection with the establishment of its pre-owned car flagship store in Beijing, including going through the relevant government filing procedures, which may affect the disclosure in, and has caused unanticipated delays in the preparation of, the Registrant’s 2013 Annual Report.  Therefore, the Registrant requires more time to complete the preparation of its 2013 Annual Report.

The Registrant is working diligently to finalize the 2013 Annual Report and expects to file it on or before the fifteen-day extension period permitted under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements Disclaimer

This Notification on Form 12b-25 contains forward-looking statements, including statements related to the Registrant’s ability to file its Annual Report on Form 20-F within the 15-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Registrant of its review and preparation of its financial statements and unexpected delays that the Registrant may incur in connection with the preparation of the Form 20-F.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jiangyu Luo	(+86.10)	(8735-8388) / (+86) (13501159012)
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Lentuo International Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2014	By	/s/ Jing Yang

		Name:	Jing Yang

		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).